Contact Person:                                                    June 26, 2000
Harry L. Robinson, President

                                 COHOES BANCORP
                             ANNOUNCES COMMITMENT TO
                          HUDSON RIVER MERGER OF EQUALS


         Cohoes Bancorp, Inc. (Nasdaq NMS: COHB) announced today that it had recently received an unsolicited acquisition proposal from TrustCo Bank Corp NY. This proposal offered to exchange the outstanding shares of Cohoes for shares of TrustCo equal to $16.00 per share. Subsequently, Cohoes received an unsolicited acquisition proposal from Ambanc Holding Company, Inc. This proposal, as later amended, offered to exchange the outstanding shares of Cohoes for $15.25 in cash, and indicated that Ambanc would be willing to have the consideration paid in a combination of cash and stock.

         The Cohoes board of directors, after considering the proposals and its duties and responsibilities to shareholders, including the price of the proposals, decided not to pursue any discussions with the parties making the proposals. The unsolicited proposals were contingent upon, among other factors, Cohoes terminating its merger of equals agreement with Hudson River Bancorp, Inc.

         Harry L. Robinson, President of Cohoes, stated: "The unsolicited third party proposals are not unexpected. We knew at the time that we entered into our merger of equals arrangement with Hudson River that a number of other institutions would be fearful that our partnership with Hudson River could create a dominant community banking institution in our region. It is understandable  that  other  institutions  would try to upset  our  transaction.
Indeed, given the nature of the proposals received, we view them more as attempts to impede the Cohoes/Hudson River merger than bona fide attempts to acquire Cohoes. We remain fully committed to our merger of equals with Hudson River and firmly believe it will provide significant value to our shareholders."

FORWARD LOOKING STATEMENTS

         When used in this press release or other public shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "significantly" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Cohoes and Hudson River wish to caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made, and to advise readers that various factors including regional and national economic conditions, changes in levels of market interest rates, credit risks of lending activities and competitive and regulatory factors could affect the combined banking operations' financial performance and could cause the combined companies' actual results for future periods to differ materially from those anticipated or projected.



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         Cohoes and Hudson River do not undertake,  and  specifically  disclaim, any obligation to publicly release the result of any revisions that may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

         Hudson River is filing today a Registration Statement on Form S-4 concerning the merger with the Securities and Exchange Commission ("SEC"), which includes the joint merger proxy statement/prospectus that will be mailed to shareholders WE URGE INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain the documents free of charge, at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Hudson River will be available free of charge from the Secretary of Hudson River at One Hudson City Centre, Hudson, New York, 12534, telephone (518) 828-4600. Documents filed with the SEC by Cohoes will be available free of charge from the Secretary of Cohoes at 75 Remsen Street, Cohoes, New York 12047, telephone (518) 233-6500. INVESTORS SHOULD READ THE JOINT MERGER PROXY STATEMENT/ PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER. Copies of all recent proxy statements and annual reports are also available free of charge from the respective companies by contacting the company secretary.

         Cohoes and Hudson River and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies to approve the Merger. INFORMATION ABOUT THE PARTICIPANTS MAY BE OBTAINED THROUGH THE SEC'S WEBSITE FROM THE S-4 FILED WITH THE SEC ON JUNE 26, 2000 WITH RESPECT TO HUDSON RIVER AND THE DEFINITIVE PROXY STATEMENT FILED WITH THE SEC ON SEPTEMBER 24, 1999 WITH RESPECT TO COHOES.

CONTACTS:                  Hudson River Bancorp
                           Carl A. Florio
                           President & Chief Executive Officer
                           Phone:  (518) 828-4600

                           Cohoes Bancorp, Inc.
                           Harry L. Robinson
                           President & Chief Executive Officer
                           Phone:  (518) 233-6500